UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, March 7, 2013

SUPERINTENDENCIA DEL MERCADO DE VALORES
MATERIAL EVENT

Dear Sirs:

In reference to the Material Event in which the Company’s Board of Directors agreed to delegate to the Audit Committee to continue the revision and evaluation process with regard to the external auditors recommendation to the Shareholder’s Meeting. In accordance with CONASEV Resolution for Material Events, Reserved Information and Other Communications N° 107-2002-EF/94.10, Cementos Pacasmayo S.A.A. (the “Company”) notifies the following:

The Company’s Audit Committee, in its session held March 7, 2013, agreed to propose to the Shareholders’ Meeting the designation of Medina, Zaldívar, Paredes y Asociados, members of Ernst & Young Global, as the external auditors of the Company for fiscal year 2013.

Sincerely,

CEMENTOS PACASMAYO S.A.A.

	By:	/s/ Carlos Molinelli Mateo
Representative

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

		By:	/s/ Carlos Jose Molinelli Mateo
		Name:	Carlos Jose Molinelli Mateo
		Title:	Stock Market Representative

Dated:	March 7, 2013